LISTED FUNDS TRUST

OPERATING EXPENSE LIMITATION AGREEMENT

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 6th day of July 2026, by and between Listed Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (each a “Fund” and together the “Funds”), and Liquid Strategies, LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 15th day of August, 2019 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, if any, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of a Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets, listed in Appendix A (the “Annual Limits”). In the event that the annualized Operating Expenses of a class of a Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund the excess expense within 30 days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than 30 days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, and other expenses described in the Investment Advisory Agreement, but does not include any Rule 12b-1 fees, shareholder servicing plan fees, administrative servicing fees, front-end or contingent deferred loads, taxes, leverage/borrowing interest, interest expense, dividends paid on short sales, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions made by the Adviser in its management fees or payment of expenses which are the Fund’s obligation under the Investment Advisory Agreement, if so requested by the Adviser, in any subsequent month in the three year period from the date of the management fee reduction and/or payment of expenses, provided that any such reimbursements will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the management fee reduction and/or expense payment; or (2) the expense limitation in place at the time of the reimbursement. Any such reimbursement will be reviewed by the Board of Trustees. Such reimbursement may not be paid prior to the Fund’s payment of current ordinary operating expenses.

4. TERM. This Agreement shall become effective with respect to a Fund at the time the Fund commences operations pursuant to an effective amendment to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of three years, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Trust and the Adviser, so long as such continuation is approved for the Fund at least annually by the Board of Trustees.

5. TERMINATION. This Agreement may be terminated with respect to the Fund at any time upon sixty (60) days’ written notice, and without payment of any penalty: (i) by the Board, on behalf of the Fund, or (ii) the Adviser, with the consent of the Board, which consent shall not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the Investment Company Act of 1940, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the Investment Company Act of 1940.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

LISTED FUNDS TRUST on behalf of the series listed on Schedule A	LIQUID STRATEGIES, LLC

By: /s/ Kacie G. Briody	By: /s/ Adam Stewart
Name: Kacie G. Briody	Name: Adam Stewart
Title: President and Principal Executive Officer	Title: Partner

Appendix A

Series of Listed Funds Trust	Annual Limit	Initial Term Commencement

Overlay Shares Enhanced Equity Fund	2.49%	July 9, 2026
Overlay Shares Hedged Equity Fund	2.49%	July 9, 2026

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